UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. )

CareView Communications, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title Class of Securities)

141743104

(CUSIP Number)

HealthCor Management, L.P.
Carnegie Hall Tower
152 West 57th Street, 47th Floor
New York, New York 10019
Attention: Mr. John H. Coghlin
(212) 622-7871

With a Copy to:
Eugene McDermott
Edwards Angell Palmer & Dodge LLP
2800 Financial Plaza
Providence, RI 02903
(401) 276-6471

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141743104	13D	Page 2 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Management, L.P.
20-2893581
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	15,047,065
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
15,047,065
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,047,065
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.40%
(14)	TYPE OF REPORTING PERSON **
PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 3 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Associates, LLC
20-2891849
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	15,047,065
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
15,047,065
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,047,065
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.40%
(14)	TYPE OF REPORTING PERSON **
OO- limited liability company

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 4 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Hybrid Offshore, Ltd.
N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	15,047,065
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
15,047,065
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,047,065
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.40%
(14)	TYPE OF REPORTING PERSON **
OO-limited company

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 5 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Hybrid Offshore Master Fund, L.P.
N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	15,047,065
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
15,047,065
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,047,065
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.40%
(14)	TYPE OF REPORTING PERSON **
PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 6 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Hybrid Offshore GP, LLC
N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	15,047,065
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
15,047,065
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,047,065
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.40%
(14)	TYPE OF REPORTING PERSON **
OO-limited company

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 7 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Group, LLC
51-0551771
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	15,047,065
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
15,047,065
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,047,065
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.40%
(14)	TYPE OF REPORTING PERSON **
OO-limited liability company

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 8 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Partners Management, L.P.
26-0350633
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	13,120,410
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
13,120,410
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,120,410
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.19%
(14)	TYPE OF REPORTING PERSON **
PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 9 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Partners Management GP, LLC
26-0350785
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	13,120,410
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
13,120,410
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,120,410
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.19%
(14)	TYPE OF REPORTING PERSON **
OO- limited liability company

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 10 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Partners Fund, L.P.
26-0350826
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	13,120,410
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
13,120,410
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,120,410
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.19%
(14)	TYPE OF REPORTING PERSON **
PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 11 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Partners L.P.
26-0350747
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	13,120,410
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
13,120,410
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,120,410
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.19%
(14)	TYPE OF REPORTING PERSON **
PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 12 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Partners GP, LLC
26-0350705
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	13,120,410
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
13,120,410
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,120,410
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.19%
(14)	TYPE OF REPORTING PERSON **
OO- limited liability company

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 13 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeffrey C. Lightcap
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	13,120,410
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
13,120,410
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,120,410
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.19%
(14)	TYPE OF REPORTING PERSON **
IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 14 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arthur Cohen
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	28,167,475
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
28,167,475
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,167,475
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.85%
(14)	TYPE OF REPORTING PERSON **
IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 15 of 24

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joseph Healey
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS **
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	(7) SOLE VOTING POWER
SHARES	0
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	28,167,475
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH	(10) SHARED DISPOSITIVE POWER
28,167,475
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,167,475
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.85%
(14)	TYPE OF REPORTING PERSON **
IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 141743104	13D	Page 16 of 24

This beneficial ownership statement on Schedule 13D (the “Statement”) is filed on behalf of HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore, Ltd., HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen and relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Item 1.	SECURITY AND ISSUER

CareView Communications, Inc. (the “Issuer”) is a Nevada corporation.  Its principal address is 405 State Highway 121, Suite B-240, Lewisville, TX 75067.  This statement relates to the shares of Common Stock of the Issuer described herein.

Item 2.	IDENTITY AND BACKGROUND

(a)              This filing is made on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	HealthCor Management, L.P., a Delaware limited partnership;

(ii)	HealthCor Associates, LLC, a Delaware limited liability company “Associates”);

(iii)	HealthCor Hybrid Offshore, Ltd., a Cayman Islands limited company;

(iv)	HealthCor Hybrid Offshore Master Fund, L.P., a Cayman Islands limited partnership (“Hybrid Fund”);

(v)	HealthCor Hybrid Offshore GP, LLC, a Delaware limited liability company (“Offshore GP”);

(vi)	HealthCor Group, LLC, a Delaware limited liability company (“Group”);

(vii)	HealthCor Partners Management, L.P., a Delaware limited liability company;

(viii)	HealthCor Partners Management GP, LLC, a Delaware limited liability company (“HCPMGP”);

(ix)	HealthCor Partners Fund, L.P., a Delaware limited partnership (“HCP Fund”);

(x)	HealthCor Partners, L.P., a Delaware limited partnership;

(xi)	HealthCor Partners GP, LLC, a Delaware limited liability company (“HCPGP”);

(xii)	Mr. Jeffrey C. Lightcap, a managing member of HCPMGP and HCPGP;

(xiii)	Mr. Arthur Cohen, a managing member of each of HCPMGP, HCPGP, Associates and Group; and

(xiv)	Mr. Joseph Healey, a managing member of each of HCPMGP, HCPGP, Associates and Group.

CUSIP NO. 141743104	13D	Page 17 of 24

(xv)
The address of the principal business offices of each of the Reporting Persons, with the exception of Arthur Cohen, is Carnegie Hall Tower, 152 West 57th Street, New York, NY 10019.  The address of the principal business offices of Arthur Cohen is 12 South Main Street, #203 Norwalk, Ct 06854.

(c)              HCP Fund is a private investment partnership.  HealthCor Partners, L.P. serves as its general partner.  HCPCP serves as the general partner of HealthCor Partners, L.P.  HealthCor Partners Management, L.P., serves as the investment manager to HCP Fund.  HCPMGP serves as the general partner of HealthCor Partners Management, L.P.

Hybrid Fund is a private investment partnership.  Offshore GP serves as its general partner.  Group is the general partner of Offshore GP.  HealthCor Hybrid Offshore, Ltd. is a feeder fund that invests in Hybrid Fund.  HealthCor Management, L.P. serves as investment manager to Hybrid Fund.  Associates serves as the general partner of HealthCor Management, L.P.

The principal occupations of Messrs. Lightcap, Cohen and Healey are portfolio managers.  Each is a United States citizen.

(d)              None of the Reporting Persons named in this Item 2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              None of the Reporting Persons named in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              Information with respect to the jurisdictions of incorporation and, if applicable, citizenship of the Reporting Persons is set forth above.

ITEM 3.                       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

HCP Fund and Hybrid Fund (together, the “Funds”) funded the acquisition of the Issuer’s securities described in this Statement with working capital and funds available for investment in the amounts specified in Items 4 through 6 of this Statement.   Items 4 through 6 of this Statement are incorporated by reference into this Item 3.

Item 4.       PURPOSE OF TRANSACTION

The Funds have acquired securities of the Issuer for investment purposes, except as otherwise stated herein.  The Funds intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including without limitation price and availability of shares, future evaluations by the Funds of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Funds and general stock market and economic conditions, the Funds may determine to increase their investment or sell all or part of their investment in the Issuer through open market purchases, privately negotiated transactions, a tender or exchange offer, or otherwise.

In accordance with the terms of the Note and Warrant Purchase Agreement, as further described in Item 6 below, the Funds have nominated Jeffrey C. Lightcap as a director of the Issuer, and Mr. Lightcap was appointed to the Issuer’s board of directors effective April 21, 2011.

CUSIP NO. 141743104	13D	Page 18 of 24

Item 5.       INTEREST IN SECURITIES OF THE ISSUER

(a)              Collectively, the Reporting Persons beneficially own an aggregate of 28,167,475 shares of Common Stock, representing 16,384,616  shares of Common Stock that may be acquired upon conversion of the Notes described in more detail under Item 6 of this Statement below (including interest scheduled to be paid in kind on June 30, 2011), and 11,782,859 shares of Common Stock that may be acquired upon exercise of the Warrants described in more detail under Item 6 of this Statement below.  This aggregate amount represents approximately 17.85% of the Issuer’s outstanding common stock, based upon 129,583,045 shares outstanding at April 15, 2011, as reported in the Issuer’s most recent Form 10-K filed on April 15, 2011, and gives effect to the conversion of all Notes into Common Stock and the exercise of all Warrants held by the Reporting Persons.

Of this amount:
(i)    HCP Fund is the beneficial owner of 7,631,954 shares of Common Stock underlying the current principal amount of the Note issued to it (including interest scheduled to be paid in kind on June 30, 2011), and 5,488,456 shares of Common Stock that it has a right to acquire upon exercise of its Warrant;

(ii)   By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., HCPMGP and Mr. Lightcap may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii)  Hybrid Fund is the beneficial owner of 8,752,662 shares of Common Stock underlying the current principal amount of the Note issued to it (including interest scheduled to be paid in kind on June 30, 2011), and 6,294,403 shares of Common Stock that it has a right to acquire upon exercise of its Warrant;

(iv)  By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of HealthCor Hybrid Offshore, Ltd., Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund; and

(v)   By virtue of their relationship to HCP Fund and Hybrid Fund, each of Messrs. Cohen and Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)              The information in Items 7 though 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

CUSIP NO. 141743104	13D	Page 19 of 24

(c)              Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e)        Inapplicable.

Item 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described at the end of this Item 6, please note that the following descriptions are qualified in their entirety by the instruments included as exhibits to this Statement.

Note and Warrant Purchase Agreement.

On April 21, 2011, the Issuer, HCP Fund and Hybrid Fund entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”) under which the Issuer sold senior secured convertible notes (the “Notes”) in the initial principal amounts of $9,316,000 and $10,684,000 to HCP Fund and Hybrid Fund, respectively, and issued warrants to purchase 5,488,456 and 6,294,403 shares of Common Stock (the “Warrants”) to HCP Fund and Hybrid Fund, respectively.   The Notes and Warrants are referred to collectively under this Item 6 as the “Securities.”

The Purchase Agreement contained customary representations and warranties by the Issuer and the Funds.  The Purchase Agreement also granted the Funds certain board appointment rights relating to the Issuer’s Board of Directors as follows:  For so long as the Notes or Warrants remain outstanding, or any of the Funds hold Notes, Warrants or the shares of Common Stock into which they may be converted or exercised, the Issuer agreed to cause the Board of Directors of the Issuer to consist of no more than seven (7) directors, and the compensation and nominating committees, or committees serving similar functions, to consist of no more than three (3) members.  The holders of a majority of the principal amount of Notes outstanding have the right, voting as a separate class, to designate one representative (the “Investor Designee”) to serve as a member of the Issuer’s Board of Directors and as a member of the compensation and nominating committees, if any.  The Investor Designee is initially Mr. Lightcap.  The Investor Designee may be removed from the Board only by the written request of the holders of a majority in principal amount of the Notes outstanding, unless such removal is for cause, and upon any resignation, removal, death or disability of the Investor Designee, such holders will be entitled to name a replacement designee.  The Issuer will recommend at its next annual meeting of stockholders that its certificate of incorporation be amended to the extent necessary to implement the provisions relating to this right.

The Purchase Agreement also granted the Funds certain information rights and the right to participate in any offering of new securities by the Issuer, on a pro rata basis.  The Issuer agreed to maintain at all times a minimum cash balance of $5 million with one or more financial institutions, with specified grace periods.  The Purchase Agreement contained other customary affirmative and negative covenants, including without limitation certain restrictions on the Issuer’s ability to incur additional indebtedness other than specified permitted indebtedness; to create or permit liens on its assets other than certain specified permitted liens; to enter into transactions with affiliates; to declare dividends on the Common Stock or to redeem or repurchase Common Stock; to issue additional equity securities, to incur capital expenditures outside of the ordinary course of business; or to sell all or substantially all of its assets, in each case without the consent of the Funds.

CUSIP NO. 141743104	13D	Page 20 of 24

Senior Secured Convertible Notes.

The Notes were issued in the initial aggregate principal amount of $20 million and have a maturity date of April 20, 2021. So long as no Event of Default (defined in the Notes) has occurred and is continuing, the outstanding principal balances of the Notes accrue interest from April 21, 2011 through April 20, 2016 (the "First Five Year Note Period"), at the rate of twelve and one-half percent (12.5%) per annum (based on a 360-day year and the actual number of days elapsed in any partial year) (the "First Five Year Interest Rate"), compounding quarterly, which accrued interest shall be added to the outstanding principal balances of the Notes on the last day of each calendar quarter and shall thereafter, as part of such principal balances, accrue Interest at the First Five Year Interest Rate (and, during the Second Five Year Note Period (as defined below), at the Second Five Year Interest Rate (as defined below)), compounding quarterly.  All such accrued interest added to the outstanding principal balances pursuant to the immediately preceding sentence shall be payable on the same terms and subject to the same conditions set forth in the Notes.

So long as no Event of Default has occurred and is continuing, the outstanding principal balances of the Notes shall accrue interest from and after the end of the First Five Year Note Period through the maturity date (the "Second Five Year Note Period"), at the rate of ten percent (10%) per annum (based on a 360-day year and the actual number of days elapsed in any partial year) (the "Second Five Year Interest Rate").  The interest accruing during the Second Five Year Note Period may be paid quarterly in arrears in cash or, at the Issuer’s option, such interest may be added to the outstanding principal balances of the Notes on the last day of each calendar quarter and shall thereafter, as part of such principal balances, accrue interest at the Second Five Year Interest Rate, compounding quarterly.  All such accrued interest added to the outstanding principal balances pursuant to the immediately preceding sentence shall be payable on the same terms and subject to the same conditions set forth in the Notes.

An “Event of Default” will occur upon, among other things, (i) the Issuer’s failure to pay principal as and when due; (ii) the Issuer’s failure to pay interest, late charges or other fees as and when due if the failure continues for at least three business days; (iii) the acceleration prior to maturity of other indebtedness of the Issuer or its subsidiaries in principal amount equal to $250,000 or more; (iv) certain bankruptcy and related events involving the Issuer or its subsidiaries; (v) the breach by the Issuer of the negative covenants in the Purchase Agreement or other transaction documents; (vi) the breach by the Issuer of the affirmative covenants in the Purchase Agreement or other transaction documents, which breach continues for a period of at least thirty days; (vii) the failure of the Board of Directors of the Issuer to include an Investor Designee while the Notes remain outstanding; (viii) the failure of the Issuer, following the resignation or other departure of Samuel Greco (the Issuer’s Chief Executive Officer) or Steven Johnson (the Issuer’s President and Chief Operating Officer), to engage a replacement for such executive reasonably acceptable to the noteholder within ninety days; (ix) the failure of the Issuer to achieve a listing on The New York Stock Exchange, NYSE Amex, or The Nasdaq Stock Market, within three years of the issue date of the Notes; (x) the failure of the Issuer or any subsidiary to make any payment in respect of indebtedness in excess of $250,000, when and as due, giving effect to any applicable grace periods; (xi) a material loss, theft, damage or destruction of any Collateral (as defined in the Pledge and Security Agreement described below) that is not fully covered by insurance; or (xii) certain events relating to a material restatement of the Issuer’s previously issued financial statements.

From and after the date any Event of Default occurs, the First Five Year Interest Rate or the Second Five Year Interest Rate, whichever is then applicable, shall be increased by five percent (5%) per annum.  As holders of the Notes, the Funds have the right upon an Event of Default, to declare due and payable any unpaid principal amount of the Notes then outstanding, plus previously accrued but unpaid interest and charges, together with the interest then scheduled to accrue (calculated at the default rate described in the immediately preceding sentence) through the end of the First Five Year Note Period or the Second Five Year Note Period, as applicable.

CUSIP NO. 141743104	13D	Page 21 of 24

At any time, the Funds are entitled to convert all or any portion of the outstanding and unpaid accrued interest on and principal balances of the Notes into fully paid and nonassessable shares of Common Stock at a conversion rate of $1.25 per share, subject to adjustment in accordance with anti-dilution provisions set forth in the Notes.  The initial conversion rate is subject to adjustment upon the occurrence of stock splits, reverse stock splits, and similar capital events.  Until the first anniversary of the issuance of the Notes, subject to certain exceptions, if the Issuer issues common shares at a price per share less than the conversion rate at the time, the conversion rate will be adjusted to the price at which the new shares were issued.  If the Issuer issues shares at a price per share lower than the conversion rate following the first anniversary of the issuance of the Notes, then the conversion rate will be adjusted on a weighted average basis.

In the event of a change of control of the Issuer occurring during either the First Five Year Note Period or the Second Five Year Note Period, the remaining interest scheduled to be paid through the end of the applicable five-year period will be accelerated and paid to the Funds, as holders of the Notes, in the form of an additional convertible debt instrument, with the same terms as the Notes.  In such event, interest will cease to accrue on the Notes or such additional debt instruments until the end of the applicable five-year period, and the Funds will have the right, at their option, to convert or redeem the Notes and any such additional debt instruments.

Warrants.

As provided for in the Purchase Agreement, the Issuer issued the Warrants to the Funds representing the right to purchase an aggregate of 11,782,859 shares of Common Stock.  The Warrants have an initial exercise price per share equal to $1.40 per share.  The exercise price is subject to adjustment upon the occurrence of stock splits, reverse stock splits, and similar capital events.  Until the first anniversary of the issuance of the Warrants, subject to certain exceptions, if the Issuer issues common shares at a price per share less than the exercise price at the time, the exercise price will be adjusted to the price at which the new shares were issued.  If the Issuer issues shares at a price per share lower than the exercise price following the first anniversary of the issuance of the Warrants, then the exercise price will be adjusted on a weighted average basis.

Registration Rights Agreement.

In connection with the execution of the Purchase Agreement and the issuance of the Securities, the Issuer and the Funds also entered into a Registration Rights Agreement, dated April 21, 2011, with respect to the shares of Common Stock that the Funds may acquire upon conversion of the Notes or exercise of the Warrants, as applicable (the "Registrable Securities").   Under the Registration Rights Agreement, the Funds will have the right to require the Issuer to register the resale of the Registrable Securities either on a continuous basis under Rule 415 of the Securities Act of 1933, as amended, or in an underwritten offering, at the Funds' election.  Such a demand registration may be made up to three times in the event the Issuer is required to use a long form registration statement on Form S-1, or without limit as to the number of demands in the event the Issuer is eligible to use a short form registration statement on Form S-3.  The Issuer is not required to register any Registrable Securities at the request of the Funds, however, unless the maximum aggregate offering size is expected to exceed $5 million.  The Registration Rights Agreement also provides the Funds with piggyback registration rights with respect to certain other registration statements filed by the Issuer.

Security Agreements.

In connection with the execution of the Purchase Agreement and the issuance of the Securities, the Issuer, certain of its subsidiaries and the Funds also entered into a Pledge and Security Agreement and an Intellectual Property Security Agreement, each dated as of April 21, 2011.  Collectively, these security agreements grant the Funds, as holders of the Notes, a security interest in the Issuer’s and such subsidiaries’ tangible and intangible assets securing the Issuer’s performance of its obligations under the Notes.

CUSIP NO. 141743104	13D	Page 22 of 24

The descriptions of the Purchase Agreement, the Notes, the Warrants, the Registration Rights Agreement, the Pledge and Security Agreement and the Intellectual Property Security Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this Statement, which are incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1
Note and Warrant Purchase Agreement, dated April 21, 2011, between and among the Issuer, HealthCor Partners Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P. (incorporated by reference to Exhibit 10.72 to the Current Report on Form 8-K filed by the Issuer on April 27, 2011).

2
Senior Secured Convertible Note of the Issuer payable to HealthCor Partners Fund, L.P. (incorporated by reference to Exhibit 10.73 to the Current Report on Form 8-K filed by the Issuer on April 27, 2011).

3
Senior Secured Convertible Note of the Issuer payable to HealthCor Hybrid Offshore Master Fund, L.P. (incorporated by reference to Exhibit 10.74 to the Current Report on Form 8-K filed by the Issuer on April 27, 2011).

4
Warrant to purchase 5,488,456 shares of Common Stock issued by the Issuer to HealthCor Partners Fund, L.P. (incorporated by reference to Exhibit 10.75 to the Current Report on Form 8-K filed by the Issuer on April 27, 2011).

5
Warrant to purchase 6,294,403 shares of Common Stock issued by the Issuer to HealthCor Hybrid Offshore Master Fund, L.P. (incorporated by reference to Exhibit 10.76 to the Current Report on Form 8-K filed by the Issuer on April 27, 2011).

6
Registration Rights Agreement, dated April 21, 2011, between and among the Issuer, HealthCor Partners Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P. (incorporated by reference to Exhibit 10.77 to the Current Report on Form 8-K filed by the Issuer on April 27, 2011).

7
Pledge and Security Agreement, dated April 21, 2011, between and among the Issuer, HealthCor Partners Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P. (incorporated by reference to Exhibit 10.78 to the Current Report on Form 8-K filed by the Issuer on April 27, 2011).

8
Intellectual Property Security Agreement, dated April 21, 2011, between and among the Issuer, HealthCor Partners Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P. (incorporated by reference to Exhibit 10.79 to the Current Report on Form 8-K filed by the Issuer on April 27, 2011).

99	Joint filing agreement among the Reporting Persons (filed herewith)

CUSIP NO. 141743104	13D	Page 23 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2011

HEALTHCOR MANAGEMENT, L.P., for itself and
as manager on behalf of HEALTHCOR HYBRID OFFSHORE, LTD.

By: HealthCor Associates, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND,
L.P.

By: HealthCor Group, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR GROUP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

CUSIP NO. 141743104	13D	Page 24 of 24

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS L.P., for itself and as general
partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS GP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen